SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2007

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: April 30, 2007	By:	Signed:	Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release: Immediate, April 30th, 2007
CANADIAN PACIFIC APPOINTS EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER
Kathryn McQuade joins CP from Norfolk Southern
CALGARY — Fred Green, President and Chief Executive Officer of Canadian Pacific (TSX/NYSE: CP), announced today the appointment of Kathryn McQuade to the position of Executive Vice President and Chief Operating Officer. Ms. McQuade will join the Company June 1st.
Ms. McQuade, is with Norfolk Southern Corporation of Norfolk, Virginia, where she is Executive Vice President Planning and Chief Information Officer. She has a diverse background and more than 26 years of senior managerial experience in the North American railway industry.
In her new position with Canadian Pacific, Ms. McQuade will be responsible for providing the strategic leadership and integration between CP’s railway operations, information technology and strategic sourcing groups.
“The rail industry is becoming increasingly continental and Kathryn’s proven skills, her US experience and strategic relationships are a strong complement to our experienced leadership team at CP” said Fred Green. “The insight she has gained from exposure to best practices at NS will add momentum to CP’s vision to becoming the safest and most fluid railway in North America. We look forward to her joining the team”.
Reporting to Kathryn will be Brock Winter, Senior Vice President Operations, who is responsible for CP’s operations and led our step-function improvements in productivity and safety. Effective immediately, Brock will take on the added responsibilities of CP’s intermodal operations across North America.
Also reporting to Kathryn are Allen Borak, Vice President Business Information and Technology and Jonathan Legg ,Vice President Strategic Sourcing.
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, and most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Our combined ingenuity makes CP a better place to work, rail a better way to ship, and North America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.
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Contacts:
Media	Investment Community
Leslie Pidcock	Janet Weiss, Assistant Vice-President Investor Relations
Tel.: (403) 319-6878	Tel.: (403) 319-3591
e-mail: leslie_pidcock@cpr.ca	e-mail: investor@cpr.ca